Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 26, 2007 at 14:00 pm

APPOINTMENTS AT AMER SPORTS WINTER SPORTS EQUIPMENT

Following the November 21 announcement regarding the Amer Sports Winter and Outdoor organization, business segment President Michael Schineis has made the following personnel appointments in the Winter Sports Equipment business area.

Bernard Millaud is the new General Manager of Salomon Winter Sports Equipment, a position previously held by Philippe Dubé. Millaud is also now responsible for the legal entity of Salomon S.A. in Annecy and will continue in his role as General Manager of Mavic.

Wolfgang Mayrhofer is the new General Manager of Atomic. He was previously Atomic's Vice President of Sales and Marketing.

Wilhelm Kerl, in addition to his current role as Atomic's Director of Operations, has been appointed to evaluate potential models for the Group's winter sports equipment production.

Mayrhofer and Kerl will also be jointly responsible for the legal entity of Atomic GmbH in Altenmarkt.

Philippe Dubé will focus on special assignments for Amer Sports.

All of these changes are effective immediately.

For further information, please contact:
Pekka Paalanne, Executive Vice President, Amer Sports, tel. +358 9 7257 8212
Tommy Ilmoni, Vice President, Investor Relations, Amer Sports, tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

Max Alfthan
Senior Vice President, Communications, tel. +358 9 7257 8216,
e-mail: max.alfthan@amersports.com


07028398

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 27, 2007 at 9:15 am

AMER SPORTS CORPORATION: EXERCISE OF 2002 WARRANTS

A total of 3,495 Amer Sports Corporation shares have been subscribed for as a result of an exercise of its 2002 warrants. The corresponding increase in the Company's share capital amounting to EUR 13,980 was registered on November 27, 2007. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 289,288,980 and the total number of shares in issue is 72,322,245.

Shareholder rights commence from the registration date November 27, 2007. The new shares will be listed on the Helsinki Exchanges on November 28, 2007.

The share subscription period will end on December 31, 2007.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END